Filed Pursuant to Rule 424(b)(3) and 424(c)
File No. 333-119264

EDUCATION REALTY TRUST, INC.
SUPPLEMENT DATED FEBRUARY 15, 2005
TO THE PROSPECTUS DATED JANUARY 25, 2005

This document supplements, and should be read in conjunction with, the prospectus of Education Realty Trust, Inc. dated January 25, 2005. Capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

On February 9, 2005, our Operating Partnership entered into agreements with unaffiliated parties to purchase two student housing communities for an aggregate purchase price of approximately $37.7 million, inclusive of the assumption of approximately $11.2 million of existing fixed rate mortgage debt related to one of the properties. The properties are located in close proximity to the campuses of the University of Mississippi and the University of South Carolina and contain an aggregate of approximately 1,116 beds. Subject to the successful assumption of the debt and the satisfaction of certain other closing conditions, we expect these acquisitions to be completed on or about February 28, 2005.